MAMA BEV'S PROMO

0:03
10 years into our journey, we never imagined butter cake would have been the opportunity
0:08
we needed to make a difference in this world after three generations, here we are ST louis
0:15
butter cake Started in the ST Louis area in the late 1930s.
0:22
The recipe we have here today again is a third generation recipe.
0:27
We start with our classic and turn it into 15 different flavors.
0:32
My first experience with butter cake was growing up in the inner city, in ST louis, I was one
0:40
of nine in our family and the cake was served after dinner And on any special occasion it
0:49
brought the family together and the cake is what started it all being in the entrepreneurial
0:55
world for 10 years, we started selling the butter cake on our restaurant menus.
1:02
The cake started selling more than any other restaurant item.
1:08
That's when we decided to close the restaurants and focus solely on cake.
1:14
two years later, we are on the verge of national distribution through several different channels
1:21
and verticals.
1:22
The brand as a whole is not centered solely around the cake, faith, family, second chances
1:30
and consistency are what drive the brand cake is just the kicker.
1:37
At the end, we focus on community outreach feeding the homeless and those second chances,
1:46
I myself being a recovered alcoholic has the desire and the need to give back to God's
1:55
people in any way we can and if that includes cake, well then we're gonna make it include
2:04
the cake.
2:05
Two years ago, we were introduced to catapult commercialization services and Jaime valente
2:09

jordans to introduce the uniqueness and the awesomeness of the butter cake to families
2:14
and dinner tables nationwide.
2:16
At the same time, we are in a national accelerator program out of texas to introduce us to The
2:25
next level of funding.
2:27
The ultimate goal of Mama Bev's is to establish a second chance outreach centers within our
2:33
communities leading through our core values to truly make that change in this world.
2:39
The ultimate financial goal for Mama Bev's is to be a $30 million 6000 nationwide locations
2:48
selling five skis each will obtain that goal.
2:52
We've gone through two failed startups and the a building and the determination to not
2:59
give up has brought us to this point as we continue to grow and scale that determination
3:06
and that drive and that focus coupled with the team and the uniqueness of the cake has
3:17
set the stage for Mama Bev's bakery to not only reinvent the stale bakery industry, but
3:24
to take hold as a household name and bring those families back together

Mama Bev's (3) 15oz. St. Louis Ooey Gooey Butter Cakes on QVC

0:00
of a sneak peek Mama Bev's back in the
0:03
house first day presented under 35
0:05
dollars because you're getting three of
0:08
these cakes that's the beauty of it
0:10
we're going to take a trip down to St
0:12
Louis and we're going to visit with the
0:13
family that brings these to us but
0:15
here's what I want to tell you you have

0:18

the opportunity to go ahead and get all

0:20

three in one flavor or you could do one

0:24

of each if you want to in the combo so

0:27

what are your choices here you're going

0:29

to find is your classic vanilla ooey

0:32

gooey cake

0:34

here is going to be that amazing

0:37

raspberry and we'll show you you could

0:39

actually see the raspberry on that one

0:41

and then the newest is their wonderful

0:45

brownie butter gooey cake that's their

0:48

newest for the very first time we're

0:50

going to give you a choice you can ship

0:51

them out now or as as Terry said you can

0:54

do them

0:55

um you know a second

0:57

shipment November 7th or December 5th

1:01

and we can do Bill to ship to

1:03

so we are talking about

1:06

a specialty or a couple of bites goes a

1:10

long way with these cakes you'll have

1:12

three of them in your choice so you'll

1:14
tell us what you want already we have an

1:16
update

1:18
if you want the immediate shipweek last

1:20
call all the flavors in that the

1:24
December ship week is most popular

1:25
because we're thinking ahead to the

1:27
holidays because they'll be here before

1:28
we know it so and they do come

1:30
beautifully packaged like this we're

1:32
going to go ahead and Terry come on over

1:33
we're gonna jump right into these

1:35
they're 11.66 per cake and I don't know

1:40
about anybody else but and I'm sure if

1:42
you live in St Louis you know about an

1:43
ooey gooey butter cake but I didn't know

1:45
anything about it Gary placemire is back

1:48
he's the founder and owner and it's a

1:51
lovely third generation family recipe

1:53
that we're gonna find out about so hi

1:55
Gary how are you today we're doing great

1:58
we can't wait to try the new brownie

2:01
version I can't wait to tell you all

2:03
about the new brownie butter cake it's a
2:06
history of an ooey gooey cake so the
2:08
history of a gooey butter cake started
2:10
in St Louis in the 1930s a German Baker
2:13
accidentally screwed up a recipe and you
2:14
know what he just started selling it it
2:16
just kind of taken off from there and St
2:19
Louis everybody's got their own version
2:20
of what butter cake is ours obviously we
2:23
think it's the best and you're digging
2:25
in right now that is that brownie butter
2:27
cake that you're showing off right there
2:29
that's got that classic top and it's
2:31
gonna have a homemade brownie
2:34
a homemade brownie on the bottom I mean
2:36
if think of it like a lava cake with a
2:38
with a butter cake mixed together oh I'm
2:40
kind of jumping ahead of myself a little
2:42
bit with that brownie one
2:44
you know poor Gary we're not listening
2:46
to you anymore we're just that's fine
2:48
just keep on eating that's what you're

2:49
supposed to eat brownies
3:00
cook just enough
3:03
and it's just got all that goo in there
3:05
so they start that with that classic
3:07
recipe let me jump into the classics
3:11
there so the classic is going to be that
3:13
original recipe this is a third
3:15
generation recipe we are a local Baker
3:17
all these cakes are handmade we use real
3:19
butter real cream cheese so you get that
3:21
flaky golden brown top the ooey gooey
3:25
cream cheese middle and then a buttery
3:27
chewy bottom and then we take that
3:30
classic and we turn it into all these
3:31
flavors including the raspberry and
3:33
including that brownie butter that you
3:35
guys are digging into right now look
3:38
the Gary and I know um that your mom and
3:41
your grandma were big QVC fans which we
3:44
are so appreciative yeah we love having
3:47
you here
3:48
um yeah absolutely it's so fun because

3:50
for someone who's never tried a butter
3:53
cake and I didn't know what it was
3:54
before you came it's such an incredible
3:57
good good Rich
4:00
decadent dessert it truly is
4:03
it's Unique too it's something that
4:05
tells a story I think this is such a
4:07
great gift I mean to me there's no
4:09
better gift than food but especially
4:11
when especially if it's somebody far
4:13
away that you can't be with and you just
4:15
want to send a treat that this is such a
4:18
treat and then you can talk about the
4:20
story and what is an ooey gooey butter
4:22
cake or maybe they know
4:24
and you get to gift it to them and send
4:27
it right to their door well and the cool
4:29
part about these cakes is too once you
4:30
get them you're going to have two weeks
4:32
at room temperature you will get two
4:34
months refrigerated and you can get up
4:35
to 12 months bro so if you are

4:38
entertaining for the holidays go you
4:39
know go ahead and pick some of these up
4:40
throw them in the refrigerator throw
4:42
them in your freezer uh to your point
4:43
they're great for birthdays they're
4:44
great for anniversaries they're great
4:46
for uh breakfast in the morning with
4:49
with some coffee especially that
4:51
raspberry one right there just a little
4:52
piece you know there's a lot of cool
4:55
things you can do with it thrown in the
4:56
microwave it lightens that up and it
4:59
actually tastes like custard and which
5:01
is I I mean imagine being any better
5:03
than it is
5:08
the raspberry and the classic last call
5:12
last call in all of the ship dates and
5:15
we've never done these three before if
5:17
you want the brownie there's 300
5:20
remaining mostly in December so remember
5:23
now November 7th or in December we have
5:27
a ship date as well and we can again do

5:29
Bill to ship to there's no it's all free
5:32
shipping and handling with our food so
5:34
you don't have to worry about that at
5:35
all and having those later ship dates
5:37
you can think about giftings I mean this
5:39
is a perfect gift they will absolutely
5:41
love it so you can think about you know
5:43
early December you send it to someone
5:45
it's a little early holiday gift and
5:48
they can have it for themselves they can
5:50
they can offer it to their guests I love
5:53
this right here I mean the little um cut
5:56
them up like that's one right there I
5:58
think cut up into three for a dessert
6:00
tray look how beautifully it presents
6:02
and it's unlike anything you've ever had
6:05
if you love creamy and sweet and rich in
6:10
butter this is for you and I say get
6:14
every single ship date because you're
6:16
going to want to keep them coming it is
6:18
so good my mouth is literally it does
6:20
not stop watering right now we need that

6:22
tea to go with these yes it's coming up
6:24
in the show
6:26
because you won't even need I mean
6:28
tea or coffee with no sugar in it
6:31
because you get enough here and it's a
6:34
decadent Gourmet experience yeah and
6:37
again for that for that breakfast treat
6:39
warming up in the microwave a little bit
6:40
it's going to bring out a completely
6:41
different texture and feel and I love
6:45
the idea that you know you're giving us
6:47
these adorable boxes you don't get one
6:50
you get three of them what did I say
6:52
about eleven dollars
6:54
um a wonderful ooey gooey cake so you
6:56
can have the original you can have the
6:58
raspberry and those two are almost sold
7:01
out in all three ship days and then that
7:03
brownie take a chance on the newest one
7:05
the brownie ooey gooey butter cake
7:08
um nothing like it yeah nothing yeah
7:11
last time so I'm surprised there's still

7:14
some of that around so you better jump
7:15
on in there and get them
7:16
well said Gary we'll see you soon thank
7:19
you so very much
7:20
oh that was so delightful that's
7:23
delighted experience okay at home dining
7:28
this is the seafood division of rastelli
7:31
it's called Egg Harbor so as good